Loan# 300904

PROMISSORY NOTE

$1,222,000.00

DATE: September 28, 2010

FOR VALUE RECEIVED, the undersigned MARTINS CREEK SOLAR NC, LLC, a North Carolina limited liability company (hereinafter referred to as "Maker"), promises to pay to the order of NANTAHALA BANK & TRUST COMPANY (hereinafter referred to as "Payee", Payee, and subsequent holder(s) hereof, being hereinafter referred to collectively as "Holder"), at the office of Payee at 86 Hiwassee Street, Murphy, North Carolina 28906, or at such other place as Holder may designate to Maker in writing from time to time, the principal sum of ONE MILLION TWO HUNDRED TWENTY-TWO THOUSAND AND NO/100 DOLLARS ($1,222,000.00), or so much thereof as may hereafter be disbursed hereunder, together with interest thereon, or so much thereof as is from time to time outstanding and unpaid, from the date of each advance of principal, at the rates hereinafter set forth, in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private, such principal and interest to be paid in the following manner, to wit:

The interest rate on the outstanding principal balance of the Note shall be at a simple interest rate of SIX AND NINETY-NINE ONE-HUNDREDTHS (6.99%) per annum.

Interest only payments shall be due and payable monthly on the 1st day of each month beginning on the 1st day of October, 2010 and continuing until the 1st day of January, 2011 at the Interest Rate as described herein. The entire outstanding principal balance hereof, together with all accrued but unpaid interest thereon, shall be due and payable in full on or before the 1st day of January, 2011.

All payments hereunder shall be first applied to late charges, then to interest, and the balance to principal.

The indebtedness evidenced by this Note and the obligations created hereby are secured by that certain UCC Financing Statement and Security Agreement; Transfer and Assignment of Lessee's Rights Under Site Lease by and between Martins Creek Solar NC, LLC as Lessee, and Cherokee County Board of Commissioners and Cherokee County Board of Education as Lessors; Security Agreement and Collateral Assignment of Renewable Energy Management Program by and between Martins Creek Solar NC, LLC as Borrower and Cherokee County Board of Education as County and Nantahala Bank & Trust Company as Lender; Assignment of Generation Partners Expanded Pilot Participation Agreement, by and between Martins Creek Solar NC, LLC as Assignee and Cherokee County Board of Education as Assignor; and Assignment of Interconnection Agreement for Small Generation (Less than 1 MW) by and between Blue Ridge Mountain Electric Membership Corporation and Cherokee County Board of Education, covering property in Cherokee County, North Carolina, any and all rights, title and interests of the Maker to the solar investment tax credits, and the guarantees of KEVIN A. CASSELL, DAVID W. FANN, JAMES A. ROBERSON, JESSIE EVERETT AIRINGTON, MICHAEL J. DODAK and SNRY POWER, INC., as more particularly described therein (together with all other documents evidencing or securing or in any way relating to the indebtedness evidenced hereby or any guaranty given in connection with this Note, herein referred to collectively as the "Loan Documents") entered into this day between Maker and Payee or between any Guarantor and Payee concerning property located in CHEROKEE COUNTY, NORTH CAROLINA; some of which Loan Documents are to be filed for record on or about the date hereof in the appropriate public records.

It is hereby expressly agreed that should any default be made in the payment of principal or interest as stipulated above (including, without limitation, non-payment upon maturity), or should any default be made in the performance of any of the covenants or conditions contained in the Loan Documents, or any of them, then a default shall exist hereunder, and in such event, the principal indebtedness evidenced hereby, and any other sums advanced hereunder or under the Loan Documents, or any of them, together with all unpaid interest accrued thereon, shall, at the option of Holder without notice to Maker, at once become due and payable and may be collected forthwith, regardless of the stipulated date of maturity. Interest shall accrue on the outstanding principal balance of this Note from the date of any default hereunder and for so long as such default continues, regardless of whether or not there has been an acceleration of the indebtedness evidenced hereby as set forth herein, at the rate of eleven and ninety-nine one-hundredths (11.99%). All such interest shall be paid at the time of and as a condition precedent to the curing of any such default should Holder, at its sole option, allow such default to be cured. Time is of the essence of this Note. In the event this Note, or any part hereof, is collected by or through an attorney-at-law, Maker agrees to pay all costs of collection including, but not limited to, reasonable attorneys' fees.

In addition, in the event that the Maker shall fail to pay by the ten (10th) day of the month any payment of principal or interest which shall be due and payable pursuant to this Note, the Maker shall pay a late charge of four (4%) percent of the Payments which the Maker shall have failed to pay on the date the same was due. Such late charge shall help to defray the added expense which shall be incurred by the Holder in handling any such delinquent payment.

Presentment for payment, demand, protest and notice of demand, protest and non-payment and all other notices are hereby waived by Maker except as provided herein or in the Loan Documents. No failure to accelerate the debt evidenced hereby by reason of default hereunder, acceptance of a past due installment, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder hereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the State of NORTH CAROLINA; and Maker hereby expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing. No extension of the time for the payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note shall operate to release, discharge, modify, change or affect the original liability of Maker under this Note, either in whole or in part, unless Holder agrees otherwise in writing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

Maker hereby waives and renounces for itself, its heirs, successors and assigns, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshalling, forbearance, valuation, stay, extension, redemption, appraisement, exemption and homestead now provided, or which may hereafter be provided by the Constitution and laws of the United States of America and of any state thereof, both as to itself and in and to all of its property, real and personal, against the enforcement and collection of the obligations evidenced by this Note. Maker hereby transfers, conveys and assigns to Holder a sufficient amount of property or money set apart as exempt to pay the indebtedness evidenced hereby, or any renewal thereof, and does hereby appoint Holder the attorney-in-fact for Maker to claim any and all homestead exemptions allowed by law.

If from any circumstances whatsoever, fulfillment of any provision of this Note or of any other instrument evidencing or securing the indebtedness evidenced hereby, at the time performance of such provision shall be due, shall involve transcending the limit of validity presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then, the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no event shall any exaction be possible under this Note or under any other instrument evidencing or securing the indebtedness evidenced hereby, that is in excess of the current limit of such validity, but such obligation shall be fulfilled to the limit of such validity.

Prior to any event being a default under this Note, (i) Holder shall give written notice to Maker of a monetary default hereunder, and Maker shall have a period of ten (10) days thereafter to cure such monetary default, and (ii) Holder shall give written notice to Maker of a non-monetary default hereunder and Maker shall have a period of fifteen (15) days thereafter to cure such non-monetary default (provided, however, that the Holder shall have no obligation to provide more than three (3) written default notices to the Maker within any given calendar year).

Any and all notices, elections or demands permitted or required to be given under this Agreement shall be in writing, signed by or on behalf of the party giving such notice, election or demand, and shall be deemed to have been properly given and shall be effective upon being personally delivered, or upon being deposited in the United States mail, postage prepaid, certified with return receipt required, and shall be deemed to have been received on the earlier of the date shown on the receipt or three (3) business days after the postmarked date thereof, or upon being deposited with an overnight delivery service requiring proof of delivery, to the other party at the address of such other party set forth below or such other address within the continental United States as such other party may designate by notice specifically designated as a notice of change of address and given in accordance herewith; provided, however, that the time period in which a response to any such notice, election, demand or request must be given shall commence on the date of receipt thereof; and provided further that no notice of change of address shall be effective until the date of receipt thereof. Personal delivery to a partner or any officer, partnership, agent or employee of such party at said address shall constitute receipt. Rejection or other refusal to accept or inability to deliver because of changed address of which no notice has been given shall also constitute receipt. Any such notice, election, demand, request or response shall be addressed as follows:

If given to Holder, shall be addressed as follows:

>NANTAHALA BANK & TRUST COMPANY
>86 Hiwassee Street
>Murphy, North Carolina 28906
>Attn: Bryan Lunsford

with a copy to:

>MCKEEVER & SMITH
>P.O. Box 491
>1680 Pleasant Valley Road
>Murphy, North Carolina 28906
>Attn: William H. McKeever and Noland W. Smith

with a copy to:

>DAVIS, PICKREN & SEYDEL, LLP
>285 Peachtree Center Avenue
>2300 Marquis Two Tower
>Atlanta, Georgia 30303
>Attn: William Terry Pickren

and, if given to Maker, shall be addressed as follows:

>MARTINS CREEK SOLAR NC, LLC
>327 Hillsborough Street
>Raleigh, North Carolina 27603

Time is of the essence of the Note.

This Note is intended as a contract under and shall be construed and enforceable in accordance with the laws of the State of North Carolina.

The principal balance of this Note may be prepaid in whole or in part at any time without penalty, premium, fee or charge, provided that in each instance the Maker shall give at least thirty (30) days' prior written notice of such prepayment to the Holder and that all accrued but unpaid interest through the prepayment date, whether or not due and payable, shall be paid in full prior to any prepayment.

As used herein, the terms "Maker" and "Holder" shall be deemed to include their respective heirs, successors, legal representatives and assigns, whether by voluntary action of the parties or by operation of law. In the event that more than one person, firm or entity is a Maker hereunder, then all references to "Maker" shall be deemed to refer equally to each of said persons, firms, or entities, all of whom shall be jointly and severally liable for all of the obligations of Maker hereunder.

IN WITNESS WHEREOF, Maker has caused this Note to be executed under seal on the date first above written.

MAKER:

MARTINS CREEK SOLAR NC, LLC
A North Carolina Limited Liability Company

BY: _____

Witness _____ DAVID W. FANN

TITLE: Managing Member